Announcement  |  Lisbon  |  7 February 2014

PT’s liability management in connection with the transaction between PT and Oi

Portugal Telecom, SGPS SA (“PT”) today announces that it has made available a consent solicitation memorandum (CSM) regarding the solicitation of consents from the holders of its €400 million 6.25% per cent. Notes due 2016 issued under its Euro Medium Term Note (EMTN) programme and the €750 million 4.125% per cent. Exchangeable Bonds due 2014 issued by Portugal Telecom International Finance B.V. (“PTIF”). The consent solicitation is being made in connection with the transaction between PT and Oi that was announced on 2 October 2013.

Mr. Luis Pacheco de Melo, Chief Financial Officer, will host a conference call on Monday, 10 February at 15:00 (Portugal/UK), 16:00 (CET), 10:00 (US/NY) to address this subject. To join in, callers should dial:

Outside US: +1-201-689-7817

US and Canada (toll free): 877-269-7756

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US: +1-201-612-7415

US and Canada callers: 877-660-6853

*Replay Conference ID: 13575735

The consent solicitation referred to above is made for the securities of a non-U.S. company. The consent solicitation is subject to disclosure requirements in Portugal and the United Kingdom that are different from those of the United States of America. Financial statements included or incorporated by reference in the consent solicitation memorandum have been prepared in accordance with International Financial Reporting Standards or other non-U.S. accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since PT and PTIF are located in a foreign country, and some or all of their officers and directors are residents of foreign countries. You may not be able to sue a foreign company or its officers and directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Additionally, more information is available at www.cmvm.pt, www.sec.com and http://ir.telecom.pt.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt